UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

DarioHealth Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-37704	45-2973162
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

322 W 57th St, #33B

New York, New York 10019

(Address of principal executive offices)

(Zip Code)

Chen Franco-Yehuda, Chief Financial Officer

(972) 4-770-6377

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01:	Conflict Minerals Disclosure and Report

DarioHealth Corp. (“Dario”,“DarioHealth”, or the “Company”) is a leading digital health company revolutionizing how people with chronic conditions manage their health through a user-centric, multi-chronic condition digital therapeutics platform. Our platform and suite of solutions deliver personalized and dynamic interventions driven by data analytics and one-on-one coaching for diabetes, hypertension, weight management, musculoskeletal pain and behavioral health. Our user-centric platform offers people continuous and customized care for their health, disrupting the traditional episodic approach to healthcare. This approach empowers people to holistically adapt their lifestyles for sustainable behavior change, driving exceptional user satisfaction, retention and results and making the right thing to do the easy thing to do. All references to “we,” “us,” or “our” shall mean DarioHealth Corp. and unless the context otherwise requires, its consolidated subsidiaries. Our next-generation, AI-powered, digital therapeutic platform supports more than just an individual's disease.

A company is required to file this Report pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “SEC Rule”), if it manufactures, or contracts to manufacture, products for which certain specified minerals are necessary to the functionality or production of the products, regardless of the geographic origin of the minerals and whether or not they fund armed conflict. These minerals are referred to as “conflict minerals” and consist of columbite-tantalite, cassiterite and wolframite (and their derivatives tantalum, tin, and tungsten), and gold.

We manufacture, or contract to manufacture, certain products for which conflict minerals are necessary to the functionality or production of those products. Accordingly, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding conflict minerals contained in our products manufactured in calendar year 2024. We believe our RCOI was reasonably designed to determine whether any conflict minerals contained in those products originated in the Democratic Republic of the Congo (DRC) or an adjoining country (together, the “Covered Countries”), or are from recycled or scrap sources.

We first conducted a detailed review of our purchases of materials necessary to the functionality or production of our products that we manufactured in 2024 to determine whether we purchase any conflict minerals. We determined that certain of our products (collectively, the “covered products”) contain some conflict minerals (namely, gold) that are necessary to the functionality or production of those products. We do not directly purchase conflict minerals, nor do we have any direct relationship with any mines or smelters that process these minerals. In conducting our RCOI, we conducted a supply-chain survey with our suppliers using the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC-GeSI”) Conflict Minerals Reporting Template. We required our direct suppliers of materials for covered products to complete certifications concerning their manufacturing practices and the materials they supply to us. All of our suppliers of materials for covered products manufactured in 2024 certified that the conflict minerals contained in materials supplied to us were not sourced from Covered Countries or from recycled or scrap sources.

As a result of our RCOI, we determined that we have no reason to believe that the conflict minerals contained in our products originated from the Covered Countries or were not from recycled or scrap sources.

The information contained in this section is also publicly available on the Company’s website at www.dariohealth.com.

Item 1.02:	Exhibits

Not applicable.

Section 2 – Exhibits

Item 2.01:	Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DarioHealth Corp.
(Registrant)

By:	/s/ Chen Franco-Yehuda
(Signature)
Name:	Chen Franco-Yehuda
Title:	Chief Financial Officer, Treasurer and Secretary

Date: June 2, 2025